

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 13, 2008

Mr. Bradley Rudman
President and Chief Financial Officer
Golden Patriot, Corp.
626 RexCorp Plaza
Uniondale, NY 11556

      Re: **Golden Patriot, Corp.**
              Form 10-KSB for the Fiscal Year Ended April 30, 2006
              Filed August 11, 2006
              Form 10-KSB for the Fiscal Year Ended April 30, 2007
              Filed August 14, 2007
              File No. 000-33065

Dear Mr. Rudman:

      We have completed our review of your 2006 and 2007 Form 10-KSB's, and related amendments, and do not, at this time, have any further comments.

                      Sincerely,

                      Jill S. Davis
                      Branch Chief